Kif & co (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Kif and co

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 Fidelity Checking Account (7565)	10,042.56
Corporation (2270) - 4	7,854.72
Total for Bank Accounts	**$17,897.28**
Accounts Receivable	
11000 Accounts Receivable (A/R)	9,300.59
Total for Accounts Receivable	**$9,300.59**
Other Current Assets	
13000 Inventory Asset	$0.00
13100 Product - KIF/Shack	0.00
13101 Product - COURTSIDE	0.00
13102 Product - BTR	0.00
13103 Product - CLUSTERBUCKS	0.00
13104 Product - GUT NUTS	0.00
13105 Product - DATE BETTER	0.00
13106 Product - SUPEROOT	0.00
13107 Product - RAIN WATER	0.00
13108 Product - KAPS	0.00
13109 Product - Glonuts	$0.00
13109-1 Glonuts - powdered	0.00
13109-2 Glonuts - snickerdoodle	0.00
Total for 13109 Product - Glonuts	**$0.00**
13111 Party Merch (Regular)	0.00
13112 Patches (Regular)	0.00
13113 kefir grains	0.00
13121 Smash Foods	0.00
13130 Leisure Hydration Product	0.00
13200 Packaging	0.00
13300 Direct Labor	0.00
Total for 13000 Inventory Asset	**$0.00**
14000 Prepaid Expenses	
14050 Prepaid Expense - Security Deposits	8,100.00
14060 Prepaid Expense - Legal & Professional	0.00
Total for 14000 Prepaid Expenses	**$8,100.00**
14700 Undeposited Funds	0.00
17000 Brokerage Account - Mariner Advisors (7565)	0.00
19000 Uncategorized Asset	0.00
Total for Other Current Assets	**$8,100.00**
Total for Current Assets	**$35,297.87**

Balance Sheet

Kif and co

As of Dec 31, 2025

	TOTAL
Fixed Assets	
15000 Fixed Assets	
15100 Office Furniture & Fixtures	0.00
15110 Office Furniture & Fixtures - Shack	0.00
15200 Equipments	58,418.96
15210 Equipments - Shack	0.00
15300 Small Tools and Equipment	3,600.25
15900 Accumulated Depreciation	-37,019.21
Total for 15000 Fixed Assets	**$25,000.00**
16000 Intangible Assets	
16100 Trademarks & Patents	0.00
16300 Organizational Costs	0.00
16900 Accumulated Amortization	0.00
Total for 16000 Intangible Assets	**$0.00**
Total for Fixed Assets	**$25,000.00**
Total for Assets	**$60,297.87**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
21000 Capital One Credit Card (5548)	1,781.01
Total for Credit Cards	**$1,781.01**
Other Current Liabilities	
21550 Employee benefits payable	0.00
22000 Sales Tax Payable	$0.00
22050 Sales Tax Payable - CA	129.67
Total for 22000 Sales Tax Payable	**$129.67**
Missouri Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total for Other Current Liabilities	**$129.67**
Total for Current Liabilities	**$1,910.68**
Long-term Liabilities	
28100 Notes Payable- BFHC	0.00
28200 Note Payable - Brown Cow	0.00
Total for Long-term Liabilities	**$0.00**
Total for Liabilities	**$1,910.68**

Balance Sheet

Kif and co

As of Dec 31, 2025

	TOTAL
Equity	
30000 Opening Balance Equity	0.00
30100 Member's Equity - Caroline	874,371.10
30105 Member's Equity - SKU Fall LLC	0.00
31000 Member's Draw - Caroline	0.00
31005 Member's Draw - Linda Hsu	0.00
32000 SAFE Notes Outstanding	
32001 SAFE - Brown Cow	0.00
32002 WeFunder investment	0.00
Total for 32000 SAFE Notes Outstanding	**$0.00**
39000 Retained Earnings	-553,249.24
Net Income	-262,734.67
Total for Equity	**$58,387.19**
Total for Liabilities and Equity	**$60,297.87**

Profit and Loss

Kif and co

January-December, 2025

	TOTAL
Income	
40000 Sales	$728.50
40050 Gross Sales	
40051 Airgoods	3,186.00
40052 Faire	7,938.00
40056 Website Sales	3,780.00
40058 Wholesale - Cans	15,873.44
40060 Sales at Shack	2,728.77
40062 COURTSIDE - Sales	44.91
40063 BTR - Sales	56.81
40064 CLUSTERBUCKS - Sales	129.82
40065 GUT NUTS - Sales	1,125.65
40066 DATE BETTER - Sales	83.88
40067 SUPEROOT - Sales	17.94
40068 Rain Mountain Spring Water - Sales	229.90
40069 KIF KAPS	229.92
40070 Glonuts - Sales	$11.97
40070-1 Glonuts - powdered	16.71
40070-2 Glonuts - snickerdoodle	3.99
Total for 40070 Glonuts - Sales	**$32.67**
40080 Frogtown Special (2 kif + 1 snack)	54.00
40081 Odeko - Sales	5,882.40
40082 kefir grains	0.00
40090 Sip + Snack (1 kif + 1 snack)	110.00
40092 Smash Foods	19.95
40095 Leisure Hydration Product	114.02
40096 Party Merch (Regular)	59.97
40097 Patches (Regular)	7.00
Kans, Foundation Foods	50,473.44
Total for 40050 Gross Sales	**$92,178.49**
40100 Shipping Income	997.46
Discounts given	-915.32
Total for 40000 Sales	**$92,989.13**
41000 Sales Discount	-$22.14
41050 Product Discounts	-5,411.20
Total for 41000 Sales Discount	**-$5,433.34**
44000 Slotting & Freefill	-400.00
49000 Uncategorized Income	0.00
KIF Event - revenue	1,616.16
Sales of Product Income	-4.50
Total for Income	**$88,767.45**

Profit and Loss

Kif and co

January-December, 2025

	TOTAL
Cost of Goods Sold	
50000 Cost of Goods Sold	$0.00
50100 KIF Product	20,427.39
50101 Shack Product - COURTSIDE	17.46
50102 Shack Product - BTR	28.50
50103 Shack Product - CLUSTERBUCKS	50.40
50104 Shack Product - GUT NUTS	316.80
50105 Shack Product - DATE BETTER	45.02
50106 Shack Product - SUPEROOT	6.00
50107 Shack Product - RAIN WATER	121.80
50108 Shack Product - KAPS	126.16
50109 Shack Product - Glonuts - Sales	27.00
50121 Smash Foods	99.00
50130 Shack Product - Leisure Hydration Product	54.00
50134 Free sample - Leisure	-40.50
50135 Party Merch (Regular)	50.07
50136 Patches (Regular)	-8.00
50150 Inbound Freight and Duties	840.34
50200 Packaging	11,348.55
50300 Direct Labor	$56,289.84
50301 Other Contractors	2,980.00
Total for 50300 Direct Labor	**$59,269.84**
50700 Other COGS	334.96
50900 Inventory Shrinkage & Adjustment	-5,162.86
50920 Inventory Shrinkage & Adjustment-GutHut Product	391.26
Total for 50000 Cost of Goods Sold	**$88,343.19**
Total for Cost of Goods Sold	**$88,343.19**
Gross Profit	**$424.26**
Expenses	
60000 Selling & Fulfillment Expenses	
60050 Outbound Freight & Shipping	8,551.43
60051 Shipping Supplies	6,832.56
60052 Shipping Supplies - GutHut Product	200.33
60300 Commission & Broker Expense	1.08
60450 Merchant Fees	
60452 QuickBooks Payments Fees	2,478.53
60453 Square Fees	180.94
60454 Stripe Fees	232.84
60455 Airgoods Commission	23.84
60456 Faire Commission	342.06
Total for 60450 Merchant Fees	**$3,258.21**
60560 Fementation Workshop Expense	254.23
Total for 60000 Selling & Fulfillment Expenses	**$19,097.84**

Profit and Loss

Kif and co

January-December, 2025

	TOTAL
61000 Advertising/Marketing	$839.30
61050 Brand Marketing	$266.55
61060 Branding	9,161.32
61090 Design Expense	650.00
61100 Customer Samples	1,548.54
61101 Customer Samples - Shack	713.16
61102 Customer Samples - GutHut Product	148.44
61103 Customer Samples - Website sales	25.20
61110 Donations	2,394.00
61111 Donations - Shack	120.96
61112 Donations - GutHut Product	7.00
Total for 61050 Brand Marketing	**$15,035.17**
61150 Digital & Social Media	
61230 Digital content	300.00
Total for 61150 Digital & Social Media	**$300.00**
61300 Retail Marketing	
61320 In-Store Demos	675.30
61323 Wefunder Perks	1,082.34
61330 Tradeshow Events	1,137.00
Total for 61300 Retail Marketing	**$2,894.64**
61500 Marketing - Website Expense	3,477.80
61550 Kif Events	3,424.19
61600 Event Supplies	81.76
61650 Merch/SWAG	888.00
61700 Other Advertising & Marketing	$480.95
61710 Marketing/ sampling event.	233.18
61720 Marketing & Advertisement – Photography	1,308.00
Total for 61700 Other Advertising & Marketing	**$2,022.13**
Total for 61000 Advertising/Marketing	**$28,962.99**
62000 Product Development Cost	
62100 GutHut Product Testing	180.25
62160 Product Development Awards & Grants	30.00
Total for 62000 Product Development Cost	**$210.25**
63000 Legal & Professional Services	$3,405.00
63100 lawyer fees	12,489.98
63200 Other Professional Fees	13,350.00
63250 Consulting fees	14,000.00
63300 CPA Fees	5,949.60
Total for 63000 Legal & Professional Services	**$49,194.58**
64000 Payroll Expenses	
64055 Salaries & Wages - Robert	0.00
64100 Payroll Taxes	0.00
64200 Contractors	62,447.31

Profit and Loss

Kif and co

January-December, 2025

	TOTAL
64300 Payroll Processing Fee	1,708.83
Total for 64000 Payroll Expenses	**$64,156.14**
65000 Rent & Utilities	
65050 Rent & Lease	69,214.90
65051 Rent & Lease - Shacks	9,652.39
65150 Repairs & Maintenance	459.05
Total for 65000 Rent & Utilities	**$79,326.34**
66000 Other G&A	
66100 Bank Charges & Fees	135.00
66150 Insurance	3,430.91
66200 Office Supplies & Expense	8,033.42
66250 Team Meals (100% Deductible)	363.71
66350 Dues & Subscriptions	2,108.78
66400 Travel	$86.60
66410 Travel - Airlines	2,071.42
66430 Travel - Ground Transportation	2,370.70
66440 Travel - Parking	68.25
66450 Travel Meals (50% Deductible)	2,718.35
Total for 66400 Travel	**$7,315.32**
66900 Other Business Expenses	10.64
Total for 66000 Other G&A	**$21,397.78**
Total for Expenses	**$262,345.92**
Net Operating Income	**-$261,921.66**
Other Income	
70000 Other Income	$2,561.53
72000 Discount Recevied - Purchase	0.00
Total for 70000 Other Income	**$2,561.53**
Total for Other Income	**$2,561.53**
Other Expenses	
80000 Interest & Financing Expense	38.72
81000 Taxes	
81100 State Income & Franchise Tax Expense	800.00
81101 Sales Tax	380.29
Total for 81000 Taxes	**$1,180.29**
82000 Depreciation Expense	1,928.99
Other General & Administration	
66452 Travel, Meals, Entertainment	226.54
Total for Other General & Administration	**$226.54**
Total for Other Expenses	**$3,374.54**
Net Other Income	**-$813.01**
Net Income	**-$262,734.67**

Statement of Cash Flows

Kif and co

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-262,734.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	994.57
13000 Inventory Asset	0.00
13100 Inventory Asset:Product - KIF/Shack	3,607.74
13101 Inventory Asset:Product - COURTSIDE	0.00
13102 Inventory Asset:Product - BTR	42.76
13103 Inventory Asset:Product - CLUSTERBUCKS	0.00
13104 Inventory Asset:Product - GUT NUTS	0.00
13105 Inventory Asset:Product - DATE BETTER	0.00
13106 Inventory Asset:Product - SUPEROOT	0.00
13107 Inventory Asset:Product - RAIN WATER	0.00
13108 Inventory Asset:Product - KAPS	0.00
13109-1 Inventory Asset:Product - Glonuts:Glonuts - powdered	0.00
13109-2 Inventory Asset:Product - Glonuts:Glonuts - snickerdoodle	0.00
13109 Inventory Asset:Product - Glonuts	0.00
13111 Inventory Asset:Party Merch (Regular)	0.00
13112 Inventory Asset:Patches (Regular)	0.00
13113 Inventory Asset:kefir grains	0.00
13121 Inventory Asset:Smash Foods	0.00
13130 Inventory Asset:Leisure Hydration Product	0.00
13200 Inventory Asset:Packaging	2,004.30
13300 Inventory Asset:Direct Labor	
20000 Accounts Payable (A/P)	-1,831.33
21000 Capital One Credit Card (5548)	-761.82
22000 Sales Tax Payable	0.00
22050 Sales Tax Payable:Sales Tax Payable - CA	72.71
Missouri Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,128.93**
Net cash provided by operating activities	**-$258,605.74**
INVESTING ACTIVITIES	
15200 Fixed Assets:Equipments	-11,284.75
15300 Fixed Assets:Small Tools and Equipment	3,542.91
15900 Fixed Assets:Accumulated Depreciation	1,928.99
16100 Intangible Assets:Trademarks & Patents	0.00
16300 Intangible Assets:Organizational Costs	4,656.82
16900 Intangible Assets:Accumulated Amortization	-4,656.82
Net cash provided by investing activities	**-$5,812.85**
FINANCING ACTIVITIES	
28100 Notes Payable- BFHC	
30000 Opening Balance Equity	0.00
30100 Member's Equity - Caroline	260,413.89
30105 Member's Equity - SKU Fall LLC	-5,000.00
31000 Member's Draw - Caroline	33,026.28

Statement of Cash Flows

Kif and co

January-December, 2025

FULL NAME	TOTAL
31005 Member's Draw - Linda Hsu	5,200.00
32001 SAFE Notes Outstanding:SAFE - Brown Cow	-140,000.00
32002 SAFE Notes Outstanding:WeFunder investment	0.00
39000 Retained Earnings	55.51
Net cash provided by financing activities	**$153,695.68**
NET CASH INCREASE FOR PERIOD	**-$110,722.91**
Cash at beginning of period	**$128,620.19**
CASH AT END OF PERIOD	**$17,897.28**

Kif & co
Statement of Changes in Equity

Accounts	2025
Opening balance of stockholders' equity	167,426.18
Net loss	(262,734.67)
Capital contributions – Member's Equity (Caroline)	260,413.89
Capital contributions – SKU Fall LLC	(5,000.00)
SAFE notes / financing	(140,000.00)
Member draws	(38,226.28)
Retained earnings adjustment	55.51
Total changes in equity	(225,491.55)
Closing balance of stockholders' equity	58,387.19

Kif & co
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Cup o' Co LLC (the "Predecessor") was originally organized in 2019 as a limited liability company. On May 1, 2025, the Predecessor converted into a Delaware corporation and changed its name to Kif & Co (the "Company"). Kif & Co is a corporation duly organized under the laws of the State of Delaware as of May 1, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.